UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of Private Placement

As previously disclosed, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell up to an aggregate of 120,000,000 restricted ordinary shares of the Company, par value $0.001 per share (the “Ordinary Shares”), at a price of $0.4 per Ordinary Share for an aggregate purchase price of approximately $48 million (the “Offering”).

Due to the Company currently having an insufficient number authorized Ordinary Shares to issue all of the 120,000,000 Ordinary Shares (“Insufficient Authorized Shares”), the Offering partially closed on February 7, 2025, with the Company issuing an aggregate 70,000,000 Ordinary Shares to the Purchasers.

On February 10, 2025, the Purchasers and the Company entered into a certain waiver and release agreement, pursuant to which the Purchasers agreed to waive any claim or demands against the Company in relation to the Company having Insufficient Authorized Shares, and agreed to receive the remaining 50,000,000 Ordinary Shares upon the consummation of the Company’s next extraordinary meeting of shareholders, which will include a proposal for the increase of the total number of authorized Ordinary Shares of the Company.

The Ordinary Shares issued in the Offering are exempt from the registration requirements of the Securities Act, pursuant to Regulation S promulgated thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: February 13, 2025	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

2